UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 October 2007
Number 31/07

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 30 SEPTEMBER 2007

This report covers the company's exploration and development activities for the quarter ended 30 September 2007. This report together with the Production Report represents the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2007. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

In October, oil production commenced at the Genghis Khan and Atlantis fields in the Gulf of Mexico. These projects will not be reported in future Exploration and Development Reports.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Genghis Khan(US) 44% Oil/Gas	365	2H CY07	55,000 barrels of oil per day	First well was completed during the quarter. First oil announced, see News@BHPBilliton dated 8 October 2007.
Atlantis South (US) 44% Oil/Gas	1,630	2H CY07	200,000 barrels of oil and 180 million cubic feet of gas per day

On schedule and on revised budget. Nine production wells have been drilled and seven completed. The first well is online and the field will begin ramping up oil and gas production towards the end of this calendar year.

Neptune (US) 35% Oil/Gas	405	Q1 CY08	50,000 barrels of oil and 50 million cubic feet gas per day	On revised budget, and schedule moved to Q1 CY08. Offshore hookup and commissioning of pipelines and topsides continued. Four of seven wells have been drilled with two completed.
Stybarrow (Australia) 50% Oil/Gas	380	End CY07	80,000 barrels of oil per day

On revised budget and schedule moved forward to end CY07. Three of five producing wells and all injector wells have been drilled and completed. FPSO now on location and installation of subsea equipment continued.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
North West Shelf Angel (Australia) 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day	On schedule and budget. Topsides fabrication continued. Jacket completed and loaded out ready for sail away.
North West Shelf Train 5 (Australia) 16.67% LNG	350	Late CY08	LNG processing capacity of 4.2 million tpa	On schedule and revised budget as advised by the Operator. Onsite construction and hookup progressing.
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	On schedule and budget. Hull and topsides fabrication continues. The top section on the third of six development wells was drilled.
Pyrenees (Australia)71.43% Oil/Gas	1,200	1H CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. FPSO with 9 producing wells and 4 injection wells in 200m water depth. Contracts for FPSO, subsea components and installation signed.
Minerals Projects
Alumar - Refinery Expansion (Brazil) 36% Alumina	725	Q2 CY09	2 million tpa	On revised schedule and budget, project is 56% complete. Detailed engineering is nearing completion, with procurement and construction progressing.
Pinto Valley Restart (USA)100% Copper	140	Q4 CY07	70,000 tpa Copper in concentrate	On schedule and budget. Construction is 98% complete. Commissioning of the concentrator has commenced.
Koala Underground (Canada) 80% Diamonds	200	End CY07	3,300 tonnes per day ore processed	First kimberlite production blast during October. Ahead of schedule and within budget.
Ravensthorpe (Australia) 100% Nickel	2,200	Q1 CY08	Up to 50,000 tpa contained nickel in concentrate

On revised schedule and budget. Construction and pre-commissioning are essentially complete with only 10% wet commissioning remaining. Process commissioning of the plant has commenced and is progressing to schedule.

Utilities are advanced with beneficiation and atmospheric leach in early stages of commissioning.

The first Pressure Acid Leach circuit is ready to commence process commissioning.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Minerals Projects
Yabulu (Australia) 100% Nickel	556	Q1 CY08	45,000 tpa nickel	On revised schedule and budget. The Yabulu Expansion is mechanically complete and commissioned. Ramp up will commence with the delivery of feed from Ravensthorpe.
Cliffs Nickel Project 100% Nickel	139	1H CY08	360,000 tpa nickel ore	On schedule and budget. Total project progress 15% complete. Major activities in the current quarter included work on ventilation shafts, underground development and earthworks.
Iron Ore (Western Australia) RGP3 85% Iron Ore	1,300	Q4 CY07	20 million tpa	On schedule and budget. Engineering and procurement activities are complete, with construction activities now 85% complete. Commissioning activities have commenced.
Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	1H CY10	26 million tpa	On schedule and budget. Engineering progress is now over 50% complete with procurement work continuing. Earthwork contractors are mobilised at all sites.
Samarco Third Pellet Plant (Brazil) 50% Iron Ore	590	1H CY08	7.6 million tpa	On schedule and budget. Total project progress is 86% complete.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and partnerships.

Grassroots exploration continued on diamond targets in Angola and the Democratic Republic of Congo (DRC), on copper targets in Australia, Chile, Mongolia, the DRC and Kazakhstan; and on nickel targets in Australia, Brazil and Africa, including Burundi and Tanzania. Exploration for iron ore, coal, potash and bauxite was undertaken in a number of regions including Australia, South America, Canada and West Africa. Brownfield exploration continued around existing operations.

For the three months ended 30 September 2007, BHP Billiton spent US$143 million on minerals exploration of which US$109 million was expensed.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2007.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Big Foot North-1	Green Canyon Gulf of Mexico GC-953	55% BHP Billiton and operator	Drilling suspended. Waiting on rig to continue drilling.
Kugler-1	Trinidad & Tobago Block 3(b)	25.5% BHP Billiton (Anadarko operator)	Hydrocarbons encountered. Plugged and abandoned.
Kairi Horst (KAI-B12)	Trinidad & Tobago Block 2(c)	45% BHP Billiton and operator	Hydrocarbons encountered. Well completed.
Thebe-1	Exmouth Plateau Western Australia WA-346-P	100% BHP Billiton and operator	Encountered approximately 240 feet of gas column. Additional appraisal required. Plugged and abandoned. See News@BHPBilliton dated 13 August 2007.
Torosa-4	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton (Woodside operator)	Drilling suspended. Waiting on rig to continue drilling.
Snarf -1	Browse Basin Western Australia WA-275-P	20% BHP Billiton (Woodside operator)	Drilling suspended. Waiting on rig to continue drilling.
Lady Nora-1	Carnarvon Basin Western Australia WA-28-P	16.67% BHP Billiton(Woodside operator)	Hydrocarbons encountered. Plugged and abandoned.
Glenridding-1	Exmouth sub-basin Western Australia WA-32-L	50% BHP Billiton and operator	Dry hole. Plugged and abandoned.

Petroleum exploration expenditure for the three months ended 30 September 2007 was US$124 million of which US$72 million was expensed.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 23 October 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary